UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2011

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

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Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box, CH-8070 Zurich, Switzerland

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG to be incorporated by reference in their Registration Statement on Form F-3 (file no. 333-158199).

On February 13, 2011, we entered into definitive agreements with affiliates and related parties of Qatar Investment Authority and The Olayan Group (the Investors) to issue an aggregate of CHF 5.9 billion Tier 1 Buffer Capital Notes (Tier 1 BCNs).  Under the agreements, the Investors will purchase USD 3.45 billion Tier 1 BCNs and CHF 2.5 billion Tier 1 BCNs either for cash or in exchange for their holdings of USD 3.45 billion 11% Tier 1 Capital Notes and CHF 2.5 billion 10% Tier 1 Capital Notes issued in 2008 (Tier 1 Capital Notes). The purchase or exchange will occur no earlier than October 23, 2013, the first call date of the Tier 1 Capital Notes, and is subject to the implementation of Swiss regulations requiring us to maintain buffer capital, confirmation from our primary regulator FINMA that the Tier 1 BCNs will be eligible buffer capital and additional tier 1 capital, as well as receipt of all required consents and approvals from our regulators and shareholders, including approval of additional conditional capital or conversion capital. We will therefore not receive any cash or Tier 1 Capital Notes for the Tier 1 BCNs from the Investors before such time. We have worked closely with FINMA in structuring the terms of the Tier 1 BCNs so as to ensure they will qualify as contingent convertible buffer capital. In addition to the Tier 1 Capital Notes, Qatar Investment Authority and The Olayan Group have significant holdings of our shares and other financial products.

The Tier 1 BCNs will be converted into our ordinary shares if our reported common equity tier 1 capital ratio, as determined under Basel Committee on Banking Supervision (BCBS) regulations as the end of any calendar quarter, falls below 7% (or any lower applicable minimum threshold), unless FINMA, at our request, has agreed on or prior to the publication of our quarterly results that actions, circumstances or events have restored, or will imminently restore, the ratio to above the applicable threshold. The conversion price will be the higher of a floor price of USD 20/CHF 20 per share (subject to customary adjustments) or the daily volume weighted average sale price of our ordinary shares over a five day period preceding the notice of conversion. The Tier 1 BCNs will also be converted if FINMA determines that we require public sector support to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances.

The Tier 1 BCNs are deeply subordinated, perpetual and callable by us five years from the purchase or exchange (i.e., no earlier than 2018) and in certain other circumstances with FINMA approval. Interest is payable on the USD 3.45 billion Tier 1 BCNs and CHF 2.5 billion Tier 1 BCNs at fixed rates of 9.5% and 9%, respectively, and will reset after the first call date.  Interest payments will generally be discretionary (unless triggered), subject to suspension in certain circumstances and non-cumulative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: February 14, 2011
/s/ Charles Naylor
Chief Communications Officer
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG